Exhibit 12

L-3 Communications Holdings, Inc.

and L-3 Communications Corporation

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2011		2010		2009		2008		2007
	(In millions, except ratio of earnings to fixed charges)
Earnings:
Income from continuing operations before income taxes	$1,328		$1,484		$1,386		$1,423		$1,165
Less: Net income attributable to noncontrolling interests	12		11		10		11		9

Income before income taxes after noncontrolling interests	$1,316		$1,473		$1,376		$1,412		$1,156
Add:
Interest expense	226		257		268		279		304
Amortization of debt expense	9		12		11		11		10
Interest component of rent expense	55		59		59		58		56

Earnings	$1,606		$1,801		$1,714		$1,760		$1,526

Fixed charges:
Interest expense	$226		$257		$268		$279		$304
Amortization of debt expense	9		12		11		11		10
Interest component of rent expense	55		59		59		58		56

Fixed charges	$290		$328		$338		$348		$370

Ratio of earnings to fixed charges	5.5	x	5.5	x	5.1	x	5.1	x	4.1	x